March 1, 2006

VIA EDGAR

The United States Securities
and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Subject:	Nationwide Life Insurance Company
Registration of Flexible Premium Variable Universal Life Insurance Policies
on Form N-6 Offered through
Nationwide VLI Separate Account - 2

Ladies and Gentlemen:

On behalf of Nationwide Life Insurance Company (“Nationwide”) and its Nationwide VLI Separate Account - 2 (the “Variable Account”) we are filing a registration statement on Form N-6 under Securities Act of 1933 (“1933 Act”) for the purpose of converting the registration statement from Form S-6 to N-6 for Flexible Premium Variable Universal Life Insurance Policies to be offered through the Variable Account.

This filing is being made electronically via EDGAR in accordance with Regulation S-T.

A copy of an original power of attorney document authorizing certain persons to execute the registration statement and amendments thereto, on behalf of Nationwide and the Variable Account is attached to this correspondence. An original power of attorney is on file with Nationwide. Nationwide will maintain manually executed copies of the registration statement.

We believe that selective review for this registration statement is appropriate. Most of the material disclosures contained in the registration statement have been reviewed by the staff of the Commission in the context of other registration statements for Nationwide. A majority of the registration statement is substantially similar to the Form N-6 registration statement for Flexible Premium Variable Universal Life Insurance Policies issued by Nationwide through Nationwide Life Insurance Company’s Nationwide VLI Separate Account - 4 (1933 Act No. 333-31725). Therefore, we have redlined provisions that may be materially different from the provisions in that registration statement.

The primary differences between this filing and 1933 Act File No. 333-31725 are as follows:

1.
The separate account through which the policies are issued is not the same. Thus, references to “Nationwide VLI Separate Account - 4” in 1933 Act File No. 333-31725 are changed to “Nationwide VLI Separate Account - 2” in this filing.

The United States Securities
and Exchange Commission
March 1, 2006

2.	The Riders for the products are not the same. Thus, the “Riders” and “Charges” sections differ.

3.	The mutual funds underlying the sub-accounts are not the same. Thus, the “Available Sub-Accounts” sections differ.

Additionally, we will add the independent auditor consent and audited financial statements by subsequent Post-Effective Amendment.

Any other changes are intended to improve overall disclosure. Should you have any questions, please contact me at (614) 677-8683.

Sincerely,

Keith W. Hinze
Variable Products Security Counsel
Nationwide Life Insurance Company

Attachment

cc: Ms. Rebecca Marquigny

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned as directors and/or officers of NATIONWIDE LIFE INSURANCE COMPANY and NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY, both Ohio corporations, which have filed or will file with the U.S. Securities and Exchange Commission under the provisions of the Securities Act of 1933, as amended; the Investment Company Act of 1940, as amended; and, if applicable, the Securities Exchange Act of 1934, various registration statements and amendments thereto for the registration of current, as well as any future, separate accounts established by said corporations for the purpose of registering under said Act(s) immediate or deferred variable annuity contracts, fixed interest rate options subject to a market value adjustment, group flexible fund retirement annuity contracts and variable life insurance policies in connection with the separate accounts listed on Exhibit A.

As such, the undersigned hereby constitute and appoint W.G. Jurgensen, Mark R. Thresher, Peter A. Golato, Richard A. Karas, M. Eileen Kennedy, Steven R. Savini, Jamie R. Casto, and Paige L. Ryan and each of them with power to act without the others, his/her attorney, with full power of substitution for and in his/her name, place and stead, in any and all capacities, to approve, and sign such Applications and Registration Statements, and any and all amendments thereto, with power to affix the corporate seal of said corporation thereto and to attest said seal and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, hereby granting unto said attorneys, and each of them, full power and authority to do and perform all and every act and thing requisite to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming that which said attorneys, or any of them, may lawfully do or cause to be done by virtue hereof. This instrument may be executed in one or more counterparts.

IN WITNESS WHEREOF, the undersigned have herewith set their names and seals as of this 15th day of April, 2005.
/s/W.G. JURGENSEN	/s/ARDEN L. SHISLER
W. G. JURGENSEN, Director and Chief Executive Officer	ARDEN L. SHISLER, Chairman of the Board and President
/s/JOSEPH A. ALUTTO	/s/JAMES G. BROCKSMITH, JR.
JOSEPH A. ALUTTO, Director	JAMES G. BROCKSMITH, JR., Director
/s/KEITH W. ECKEL	/s/LYDIA M. MARSHALL
KEITH W. ECKEL, Director	LYDIA M. MARSHALL, Director
/s/DONALD L. MCWHORTER	/s/MARTHA JAMES MILLER DE LMOBERA
DONALD L. MCWHORTER, Director	MARTHA JAMES MILLER DE LOMBERA, Director
/s/DAVID O. MILLER	/s/JAMES F. PATTERSON
DAVID O. MILLER, Director	JAMES F. PATTERSON, Director
/s/GERALD D. PROTHRO	/s/ALEX SHUMATE
GERALD D. PROTHRO, Director	ALEX SHUMATE, Director

EXHIBIT A

MFS Variable Account;
Multi-Flex Variable Account;
Nationwide Variable Account;
Nationwide Variable Account-II;
Nationwide Variable Account-3;
Nationwide Variable Account-4;
Nationwide Variable Account-5;
Nationwide Variable Account-6;
Nationwide Variable Account-7;
Nationwide Variable Account-8;
Nationwide Variable Account-9;
Nationwide Variable Account-10;
Nationwide Variable Account-11;
Nationwide Variable Account-12;
Nationwide Variable Account-13;
Nationwide Variable Account-14;
Nationwide Variable Account-15;
Nationwide Variable Account-16;
Nationwide Variable Account-17;
Nationwide VA Separate Account-A;
Nationwide VA Separate Account-B;
Nationwide VA Separate Account-C;
Nationwide VA Separate Account-D;
Nationwide Multiple Maturity Separate Account;
Nationwide Multiple Maturity Separate Account-2;
Nationwide Multiple Maturity Separate Account-A;
Nationwide DC Variable Account;
NACo Variable Account;
Nationwide VLI Separate Account;
Nationwide VLI Separate Account-2;
Nationwide VLI Separate Account-3;
Nationwide VLI Separate Account-4;
Nationwide VLI Separate Account-5;
Nationwide VLI Separate Account-6;
Nationwide VLI Separate Account-7;
Nationwide VLI Separate Account-8;
Nationwide VL Separate Account-A;
Nationwide VL Separate Account-B;
Nationwide VL Separate Account-C;
Nationwide VL Separate Account-D;
Nationwide VL Separate Account-G and
Nationwide VL Separate Account-H.